Exhibit 99.1

Westport Innovations Inc. Offers Common Shares

VANCOUVER, Feb. 21, 2012 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), announced today that it is offering to sell, subject to market and other conditions, 5,000,000 of its common shares in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus originally dated January 3, 2012.  Copies of the U.S. preliminary prospectus supplement can be accessed through the SEC's website at www.sec.gov, and copies of the Canadian preliminary prospectus supplement are available at www.sedar.com.

Morgan Stanley & Co. LLC and Jefferies & Company, Inc. are the joint bookrunners for the offering. The common shares issued under the offering will be listed on The NASDAQ Global Market. Westport has applied to list the common shares issued under the offering on the Toronto Stock Exchange, which listing will be subject to fulfillment of all of the listing requirements of the exchange.

The offering will be made only by means of Westport's preliminary prospectus supplement and accompanying short form base shelf prospectus. Copies of the United States preliminary prospectus supplement, when available, may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at (866) 718-1649 (toll free), or by e-mail at prospectus@morganstanley.com; or Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, or by telephone at 877-547-6340 (toll free), or by email at Prospectus_Department@Jefferies.com.

Copies of the Canadian preliminary prospectus supplement, when available, may be obtained by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at (866) 718-1649 (toll free), or by e-mail at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Note: This document contains forward-looking statements about Westport's future capital raising intentions, business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance, involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are based on a number of assumption that may cause actual results, performance or achievements to be materially different from any results, performance or achievements implied by these forward looking statements.  These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, fluctuations in foreign exchange rates as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%CIK: 0001370416

For further information:

Inquiries:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:35e 21-FEB-12